December 20, 2006

VIA EDGAR

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
USA

Re:   Comment Letter of December 7, 2006 (File No. 1-14908)

Dear Mr. Humphrey:

          We refer to the comment letter, dated December 7, 2006 (the “Comment Letter”), from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Staff’s review of certain portions of the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 20-F”) of Ducati Motor Holding S.p.A. (“Ducati”).

          This letter sets forth Ducati’s responses to each of the Staff’s comments contained in the Comment Letter.  In accordance with the Staff’s request, we are submitting this letter through the EDGAR system as correspondence in accordance with Rule 101(a)(3) of Regulation S-T.  For ease of reference, we have repeated the Staff’s comments in bold and italicized text preceding each of our responses.

Contractual Obligations, page 53

1.

Supplementally explain to us how you have complied with our previous comment 2 issued on your December 31, 2003 financial statements in our letter dated November 30, 2004, related to the inclusion of interest payments and related footnotes in such table.

“As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether or not you include interest payments in the table, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. For example, include the expected effect of interest rate swap agreements. Please note for future filings.”

The “Contractual Obligations” table in Form 20-F for the year ended December 31, 2005 does not include scheduled interest payments, since those contractual obligations bear interest at variable interest rates and the interest rates applicable to future interest periods are unknown or, in the case of the loans with interest-relief from the Italian Ministry for Productive Activities for projects linked to the Technological Innovation Fund, bear interest at fixed rates that have not yet been determined by the Italian Ministry for Productive Activities and that Ducati does not expect will be material.  The significant terms of the long-term debt included in the “Contractual Obligations” table are described in detail in Note 16 of the Notes to the audited consolidated financial statements included in the Form 20-F (the “Consolidated Financial Statements”).  The significant terms of the capital lease obligations included in the “Contractual Obligations” table are described in detail in Note 5 and Note 40 of the Notes to the Consolidated Financial Statements, and footnote 2 to the “Contractual Obligations” table clarifies that the capital lease obligations included in the table do not include scheduled interest payments.  Footnote 2 further provides that the amount of scheduled interest payments excluded from the capital lease obligations is €0.8 million.  This amount was estimated on the basis of the market value at December 31, 2005 of Euribor for the scheduled interest payments.

In the future, Ducati will clarify whether it has chosen to include scheduled interest payments for each contractual obligation included in the “Contractual Obligations” table.  If it chooses not to include such scheduled interest payments because interest rates are variable or unknown, it will provide a cross-reference to disclosure in Form 20-F describing significant contractual terms and other information that is material to an understanding of future cash flows.  If it chooses to disclose estimates of scheduled interest payments that are excluded from the contractual obligations included in the table, it will describe its methodology for preparing such estimates.

Financial Statements – Note 1 Organization and summary of significant accounting policies

(c.xii) Income Taxes,– page F-21

2.

You state that you record deferred tax assets/liabilities using the “full liability” method. Please confirm our assumption that this method is also known as the “balance sheet liabilities” method as referenced in paragraph IN2 of IAS 12. Alternatively, please explain how your methodology differs from that standard.

Ducati confirms that the “full liability” method corresponds to the “balance sheet liability” method as referenced in paragraph IN2 of IAS 12. Ducati will comply with the Staff’s comment by using more appropriate wording in the Form 20-F for the year ending December 31, 2006 and future filings.

3.

We note that you have provided your income tax related disclosures in four separate locations throughout your footnotes. To facilitate the reader’s understanding, we suggest that you consolidate these disclosures to the extent practicable.

Ducati will comply with the Staff’s comment by consolidating the disclosures relating to income tax to the extent practicable in the Form 20-F for the year ending December 31, 2006 and future filings.

4.

Please expand your disclosures regarding average tax rates and their derivation. It may be appropriate to further describe the two income taxes to which you are subject. It appears that disclosures of this nature have been included in previous filings. We also suggest that you expand your disclosures supporting your deferred tax assets. Please see our related comments below regarding the deferred tax assets and the accompanying valuation allowance presented in Note 40 for purposes of U.S. GAAP disclosures.

Ducati Motor Holding S.p.A. and its Italian subsidiaries are subject to two income taxes: (a) corporate income tax named IRES and (ii) local income tax named IRAP. The IRES tax rate is 33.00% whereas the IRAP tax rate equals to 4.25% and is calculated on a different tax basis. IRES tax base is the statutory profit before taxes as adjusted according to tax regulations. IRAP is broadly calculated on the operating profit adjusted by certain undeductible costs (mainly labor costs and accrual for doubtful accounts) and by certain extraordinary items which are excluded from the tax base.

Ducati will comply with the Staff’s comment by expanding the disclosure with regard to tax rates and disclosures supporting the deferred tax assets and the accompanying valuation allowance to be included in the Form 20-F for the year ending December 31, 2006 and future filings. Please refer also to our related comments below regarding the deferred tax assets and the accompanying valuation allowance presented in Note 40 for purposes of U.S. GAAP disclosures.

(c.xiv) Earnings per share, page F-21

5.	It appears that additional earnings per share disclosures may be appropriate under paragraph 70 (a) through (c) of IAS 33. Please revise or advise.

The computation of earning per share as at December 31, 2005 is based on the following figures from the Notes to the Consolidated Financial Statements:

Earnings per share		2005	2004

Group interest in net result	thousand euros	(41,464)	(3,469)
Loss attributable to ordinary shares (1)	thousand euros	(41,464)	(3,469)
Average number of ordinary shares	number	159,360,037	158,826,407
Average number of exercisable share subscription options	number	5,900,048	6,353,440
Earnings per ordinary share	euros	(0.26)	(0.02)
Diluted earnings per ordinary share	euros	(0.26)	(0.02)

(1)	Company’s equity instruments are represented by ordinary shares only

Due to the loss incurred in 2005 and 2004 the exercise of dilutive options under the 1997 share option plan would not increase loss per ordinary share and therefore there is no dilutive effect.

The reconciliation of Group shareholders’ equity and net result attributable to the parent as reported in the consolidated financial statements with those reported in the separate financial statements of the parent entity for the period is shown in Note 17 of the Notes to the Consolidated Financial Statements.

The reconciliation with the individual effect of each class of instruments that affects earning per share is not applicable to Ducati due to the existence of ordinary shares only.

Ducati will comply with the Staff’s comment by including the disclosure with regard to the calculation of the earnings per share to be included in the Form 20-F for the year ending December 31, 2006 and future filings.

Note 14 – Employees’ leaving entitlements, page F-39

6.

We see that you are accounting for employees’ leaving entitlements as a defined benefit plan under IFRS. It appears that additional disclosures may be required under paragraph 120A of IAS 19. Please expand your presentation to include these disclosures or supplementary support your determination that no additional disclosures are required.

The provision for employees’ leaving entitlement includes the provision of the Group’s Italian companies and the provision recorded by Ducati Japan K.K. for an immaterial amount. The employees’ leaving entitlements of the Group’s Italian companies are all of the same type and are wholly unfunded, have no plan assets and do not require contribution from plan participants. Ducati will comply with the Staff’s comment by including these additional disclosures in the Form 20-F for the year ending December 31, 2006 and future filings.

Note 35– Segments

(a) Revenues and Costs, page F-74

7.

We note from your disclosures here that you have allocated 100% of warranty expense to the motorcycle segment. Supplementary explain to us why you have not allocated any warranty expense to your spare parts segment.

Ducati allocated 100% of warranty expense to the motorcycles segment as this kind of expenses refers primarily to the motorcycle segment and only immaterial amounts relate to other segments.

Note 40– Additional Financial Statement Disclosures Required by US GAAP

Income Taxes, page F-108

8.

We note from your disclosure that your total valuation allowance has increased Euro 35,641 million during the year ended December 31, 2005, with Euro 33,058 relating to previous years. Supplementary explain to us and revise your disclosures to indicate why you believe such an increase is appropriate given your relatively brief history of significant operating losses and your recent implementation of a major restructuring plan. Describe, with greater specificity, the facts and circumstances that caused your change in judgment. We may have further comment on your response.

Under paragraph 25 of Statement of Financial Accounting Standards No. 109 (“SFAS 109”), the weight of negative and positive evidence used when considering the need for a valuation allowance on deferred tax assets should be “commensurate with the extent to which it can be objectively verified”. In addition, the more negative evidence that exists, the more positive evidence is necessary, and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset.  Paragraph 23 of SFAS 109 describes a cumulative loss in recent years as a significant piece of negative evidence that is difficult to overcome.

Ducati recorded pre-tax income of € 852 thousand and € 2,924 thousand in 2003 and 2004, respectively; the pre-tax loss of € 42,197 thousand recorded in 2005 resulted in a cumulative loss position for Ducati in the three year period 2003-2005. In addition, another piece of negative evidence resulted from the fact that, as explained in Note 1.a of the Notes to the Consolidated Financial Statements, the business plan presented to the Company’s Board of Directors on December 16, 2005 for the period 2006-2010 forecasted a further loss in 2006, a breakeven position in 2007 and a return to profitability from 2008 onwards. Given the cumulative loss position and the additional negative evidence, Ducati recorded deferred tax assets, net of the valuation allowance, only to the extent that they are supported by the taxable income that will result upon the reversal of taxable temporary differences and qualified tax planning strategies; under Italian tax law, in fact, carry-back of tax losses is not allowed. Expected increases in future taxable income from 2008 onwards, arising from the restructuring activities and cost cutting measures forecasted in the business plan, have not been deemed sufficient to overcome the objective negative evidence described above, given the fact that those cannot be determined in an objective manner.

*  *  *  *  *

          Finally, with regard to the Staff’s request on the final page of the Comment Letter for a written statement covering certain matters, Ducati acknowledges that:

•	Ducati is responsible for the adequacy and accuracy of the disclosure contained in its filing on Form 20-F;

•	Staff comments or changes to such disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	Ducati may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Representatives of Ducati, its independent public accountants and its external legal counsel are available to consult with you or other members of the Staff should you or they wish to discuss any of the responses contained in this letter or any other matters relating to the 2005 20-F.  Please contact Enrico D’Onofrio at +39.051.6413.291 with any comments or questions you may have so that we may arrange for a consultation.

Sincerely,

/s/ Enrico D’Onofrio

Manager of Finance

Cc:	Federico Minoli, Chief Executive Officer, Ducati Motor Holding S.p.A.
Franco Garilli, KPMG S.p.A.
Pierre-Marie Boury, Cleary, Gottlieb, Steen & Hamilton